SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

12 April, 2012

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, dated 12 April, 2012 re:  Annual Information Update

LLOYDS BANKING GROUP plc
FSA ANNUAL INFORMATION UPDATE (AIU)

This AIU is required by and is being made pursuant to prospectus rule 5.2 and not for any other purpose and neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains.  This information is not necessarily up to date at the date of this AIU and the Company does not undertake any obligation to update the information in future.  Furthermore, this information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction.  This AIU does not constitute an offer of any securities addressed to any person and should not be relied on by any person.

This AIU covers the period from 16 March 2011 to 15 March 2012.

Section 1 - The London Stock Exchange

The announcements listed below were published on the London Stock Exchange via RNS, a Regulatory Information Service, and can be obtained from their website www.londonstockexchange.com or via the Company's website www.lloydsbankinggroup.com.

Brief Description of information published	Date of publication
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons
- Mr. A Horta-Osório, Mr. G.T. Tate, Mr. T.J.W. Tookey, Mr. J. Colombás, Mr. M. Fisher, Mr. A. Lorenzo, Mrs. A.S. Risley, Mr. M. Young,
Mr. A.G. Kane and Mrs H. A. Weir.

30/03/2011
Annual Report and Accounts and Notice of AGM	30/03/2011
Notification of Voting Rights and Capital	31/03/2011
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - António Horta-Osório	31/03/2011
TR1 Notification of Major Interests - Matrix European Real Estate Investment Trust Limited	01/04/2011
Notes issue of interim report from the Independent Commission on Banking	11/04/2011
Lloyds Banking Group responds to the interim report from the Independent Commission on Banking	11/04/2011
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons
- Mr. A.G. Kane, Mrs. A.S. Risley, Mr. G.T. Tate, Mr. T.J.W. Tookey and Mrs H.A. Weir

13/04/2011
Update on the recent judicial review of payment protection insurance	20/04/2011
Annual information update	20/04/2011
Notification of Voting Rights and Capital	26/04/2011
Q1 Interim Management Statement	05/05/2011
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - Martin Scicluna	06/05/2011
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons
- Mr. A.G. Kane, Mrs. A.S. Risley, Mr. G.T. Tate, Mr. T.J.W. Tookey and Mrs H.A. Weir

10/05/2011
2010 Annual Report on Form 20-F	16/05/2011
Notification of Block Listing Application	17/05/2011
Final Poll Results	18/05/2011
Prospectus dated 20 May 2011 relating to the $35,000,000,000 US Medium Term Note Programme of Lloyds Banking Group plc and Lloyds TSB Bank plc	20/05/2011
Strategic Review Update	25/05/2011
Lloyds TSB Bank plc, Bank of Scotland plc and HBOS plc - Notices of AGM	27/05/2011
Notification of Voting Rights and Capital	31/05/2011
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - Mrs. A.S. Risley & Mr. M.A. Fisher	01/06/2011
Sale of Hill Hire Plc	08/06/2011
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons
- Mrs. A.S. Risley, Mr. M.A. Fisher, Mr. J. Colombás, Mr. A. Lorenzo and Mr. T.W. Tookey.

09/06/2011
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons
- Mrs. A.S. Risley, Mr. G.T. Tate and Mr. T.J.W. Tookey

10/06/2011
Directors declaration - Sir Julian Horn-Smith	14/06/2011
Lloyds TSB Bank plc, Bank of Scotland plc and HBOS plc - Results of AGM	23/06/2011
Test announcement re Strategic Review	30/06/2011
Outcome of Strategic Review 30/06/2011	30/06/2011
Notification of Voting Rights and Capital	30/06/2011
Block Listing Return	01/07/2011
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons
- Mrs. A.S. Risley, Mr. G.T. Tate and Mr. T.J.W. Tookey

12/07/2011
Used against RNS No 5167K but cancelled prior to the message being sent down the wires.	15/07/2011
European Banking Authority (EBA Stress Test Results)	15/07/2011
Lloyds Banking Group Announces Management Changes	19/07/2011
Notification of Voting Rights and Capital	29/07/2011
Half year results	04/08/2011
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons
- Sir Winfried Bischoff, Antonio Lorenzo, Glen Moreno, David Roberts, Tim Ryan & Tony Watson

05/08/2011
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons
- Mrs. A.S. Risley, Mr. G.T. Tate and Mr. T.J.W. Tookey

10/08/2011
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - Tony Watson	15/08/2011
Supplementary Prospectus dated 16 August 2011 relating to the $35,000,000,000 US Medium Term Note Programme of Lloyds Banking Group plc	16/08/2011
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - Anita Frew and Tony Watson	19/08/2011
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - Mr. G.T. Tate	26/08/2011
Notification of Voting Rights and Capital	31/08/2011
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - J Colombas, M Fisher, A Lorenzo and A Risley	01/09/2011
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - M Young	07/09/2011
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - Alison Brittain	09/09/2011
Notification re issue of final report from The Independent Commission on Banking.	12/09/2011
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons
- Mrs. A.S. Risley, Mr. G.T. Tate and Mr. T.J.W. Tookey

12/09/2011
Management Change - T.J.W. Tookey	19/09/2011
Board Change - Lord Leitch	19/09/2011
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - Alison Brittain	27/09/2011
Notification of Voting Rights and Capital	30/09/2011
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - Toby Strauss	07/10/2011
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons
- Mr. J.N. Maltby, Mrs. A.S. Risley, Mr. G.T. Tate and Mr. T.J.W. Tookey

11/10/2011
New allocation methodologies for funding costs and capital	25/10/2011
Notification of Voting Rights and Capital	31/10/2011
Management update - António Horta-Osório	02/11/2011
Further Management update - António Horta-Osório	02/11/2011
Q3 2011 Interim Management Statement	08/11/2011
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons
- Mr. J.N. Maltby, Mrs. A.S. Risley, Mr. G.T. Tate and Mr. T.J.W. Tookey

10/11/2011
Management Plans update	21/11/2011
Statement - George Culmer	21/11/2011
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - A Lorenzo and G Moreno	23/11/2011
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - Sir Win Bischoff, Tim Tookey and David Roberts	24/11/2011
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - John Maltby	25/11/2011
Notification of Voting Rights and Capital	30/11/2011
Supplementary Prospectus dated 5 December 2011 relating to the $35,000,000,000 US Medium Term Note Programme of Lloyds Banking Group plc	05/12/2011
Stress Test Results	08/12/2011
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons
- Mr. J.N. Maltby, Mrs. A.S. Risley, Mr. G.T. Tate and Mr. T.J.W. Tookey

12/12/2011
Management update - António Horta-Osório	14/12/2011
Verde Preferred Bidder	14/12/2011
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - António Horta-Osório	15/12/2011
Directorate update re Lord Leitch	16/12/2011
Block Listing Return	05/01/2012
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons
- Mr. J.N. Maltby, Mrs. A.S. Risley, Mr. G.T. Tate and Mr. T.J.W. Tookey

10/01/2012
Payment of accumulated interest on upper tier two Hybrid capital securities issued by Lloyds Banking Group companies	19/01/2012
Management update	01/02/2012
Board update - Sara Weller, Sir Julian Horn-Smith & Truett Tate	01/02/2012
Director declaration - Sara Weller	01/02/2012
Resignation of director - Truett Tate	06/02/2012
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons
- Mr. J.N. Maltby, Mrs. A.S. Risley and Mr. T.J.W. Tookey

10/02/2012
Sara Weller - director's declaration re LR 9.6.13R (2) to LR 9.6.13 R (6)	21/02/2012
Block Listing Interim Review	22/02/2012
2011 Results News Release	24/02/2012
Director Change - Tim Tookey	24/02/2012
TR1 Notification of Major Interests - Petra Diamonds Limited	24/02/2012
Resignation of director - Glen Moreno	27/02/2012
Notification of Voting Rights and Capital	29/02/2012
Management change - George Culmer	01/03/2012
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons
J Colombás, M Fisher, A Lorenzo, J. Maltby, D Nicholson and A. Risley

02/03/2012
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons
A Horta-Osório, A. Brittain, J Colombás, M Fisher, A Lorenzo, J. Maltby, D Nicholson,  A. Risley, T. Strauss and  M. Young

09/03/2012
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons J. Maltby and A. Risley	12/03/2012
SUPPLEMENTARY PROSPECTUS DATED 12 MARCH 2012 (THE "SUPPLEMENTARY PROSPECTUS") RELATING TO THE US$35,000,000,000 SENIOR AND SUBORDINATED MEDIUM TERM NOTE PROGRAMME OF LLOYDS BANKING GROUP PLC AND LLOYDS TSB BANK PLC

13/03/2012
TR1 Notification of Major Interests - KSK Power Ventur plc	13/03/2012
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons M Fisher, J. Maltby, D Nicholson and A. Risley,	15/03/2012
Annual report and accounts announcement	15/03/2012
TR1 Notification of Major Interests - Pursuit Dynamics plc	15/03/2012

Note
A number of other notifications were made to the RNS pursuant to the rules governing substantial acquisitions of shares issued on behalf of the panel on takeovers and mergers, relating to notifiable interests in the capital of certain listed companies held by the Company.   Further details about these announcements may be obtained from the Share Disclosure Unit, Lovell Park 1, Phase 2, 1 Lovell Road, Leeds, West Yorkshire LS1 1NS.

Section 2 - Companies House

The Company filed the following forms with Companies House and copies can be obtained from the Companies House website www.companieshouse.gov.uk.

Form description	Brief description of information published	Date of publication
SH01	Return of allotment of shares	16/03/2011
SH01	Return of allotment of shares	22/03/2011
SH01	Return of allotment of shares	04/04/2011
SH01	Return of allotment of shares	08/04/2011
SH01	Return of allotment of shares	03/05/2011
SH01	Return of allotment of shares	10/05/2011
SH01	Return of allotment of shares x2	11/05/2011
AR01	Annual return	11/05/2011
SH01	Return of allotment of shares	17/05/2011
TM01	Appointment terminated x2	19/05/2011
RES10	Authorised allotment of shares and debentures	26/05/2011
SH01	Return of allotment of shares	02/06/2011
AA	Report and Accounts	16/06/2011
SH01	Return of allotment of shares x3	21/06/2011
SH01	Return of allotment of shares	23/06/2011
SH01	Return of allotment of shares	24/06/2011
SH01	Return of allotment of shares	28/06/2011
RP04/SH01	Second filing of a document previously delivered and Return of Allotment of shares	08/07/2011
SH01	Return of allotment of shares	12/07/2011
SH01	Return of allotment of shares	14/07/2011
SH01	Return of allotment of shares	20/07/2011
SH01	Return of allotment of shares	22/08/2011
RP04	Second filing for form SH01	22/08/2011
SH01	Return of allotment of shares	23/08/2011
SH01	Return of allotment of shares	30/08/2011
TM01	Appointment terminated - Truett Tate	07/02/2012
AP01	Appointment of Sara Weller	07/02/2012
MEM/ARTS	Articles of association	15/02/2012
TM01	Appointment terminated - Tim Tookey	28/02/2012
TM01	Appointment terminated - Lord Leitch	02/03/2012

Section 3 - Securities & Exchange Commission (SEC) and New York Stock Exchange

The Company has submitted the filings listed below to the SEC and New York Stock Exchange and full details of these filings can be found at the SEC's website www.sec.gov.

Brief description of information published

These are the notifications to the SEC and the New York Stock Exchange of the items listed against the same dates in section 1 of this update (unless otherwise stated)

Date of publication
Report of foreign issuer x2	30/03/2011
Report of foreign issuer x2	31/03/2011
Report of foreign issuer x2	11/04/2011
Report of foreign issuer	13/04/2011
Report of foreign issuer x2	20/04/2011
Report of foreign issuer	26/04/2011
Report of foreign issuer	05/05/2011
Report of foreign issuer	06/05/2011
Report of foreign issuer	10/05/2011
Report of foreign issuer	16/05/2011
Report of foreign issuer	17/05/2011
Report of foreign issuer	18/05/2011
Report of foreign issuer	25/05/2011
Report of foreign issuer	27/05/2011
Report of foreign issuer	31/05/2011
Report of foreign issuer	01/06//2011
Report of foreign issuer	09/06//2011
Report of foreign issuer	10/06//2011
Report of foreign issuer	14/06//2011
Report of foreign issuer	23/06/2011
Report of foreign issuer	30/06/2011
Report of foreign issuer	30/06/2011
Report of foreign issuer	01/07/2011
Report of foreign issuer	12/07/2011
Report of foreign issuer	15/07/2011
Report of foreign issuer	19/07/2011
Report of foreign issuer	29/07/2011
Report of foreign issuer	04/08/2011
Report of foreign issuer	05/08/2011
Report of foreign issuer	10/08/2011
Report of foreign issuer	15/08/2011
Report of foreign issuer	19/08/2011
Report of foreign issuer	26/08/2011
Report of foreign issuer	31/08/2011
Report of foreign issuer	01/09/2011
Report of foreign issuer	07/09/2011
Report of foreign issuer	09/09/2011
Report of foreign issuer x2	12/09/2011
Report of foreign issuer x2	19/09/2011
Report of foreign issuer	27/09/2011
Report of foreign issuer	30/09/2011
Report of foreign issuer	07/10/2011
Report of foreign issuer	11/10/2011
Report of foreign issuer	25/10/2011
Report of foreign issuer	31/10/2011
Report of foreign issuer X2	02/11/2011
Report of foreign issuer	08/11/2011
Report of foreign issuer	10/11/2011
Report of foreign issuer X2	21/11/2011
Report of foreign issuer	22/11/2011
Report of foreign issuer	23/11/2011
Report of foreign issuer	24/11/2011
Report of foreign issuer	25/11/2011
Report of foreign issuer	30/11/2011
Report of foreign issuer	08/12/2011
Report of foreign issuer	12/12/2011
Report of foreign issuer X2	14/12/2011
Report of foreign issuer	15/12/2011
Report of foreign issuer	16/12/2011
Report of foreign issuer	05/01/2012
Report of foreign issuer	10/01/2012
Report of foreign issuer	19/01/2012
Report of foreign issuer X3	01/02/2012
Report of foreign issuer	06/02/2012
Report of foreign issuer	10/02/2012
Report of foreign issuer	21/02/2012
Report of foreign issuer	22/02/2012
Report of foreign issuer	24/02/2012
Report of foreign issuer	24/02/2012
Report of foreign issuer	27/02/2012
Report of foreign issuer	29/02/2012
Report of foreign issuer	01/03/2012
Report of foreign issuer	02/03/2012
Report of foreign issuer	09/03/2012
Report of foreign issuer x2	15/03/2012

Section 4 - European jurisdictions

The Netherlands: Authority for the Financial Markets ("AFM")

The Company has submitted the filings listed below to the AFM and full details of these filings can be found at AFM's website www.afmextranet.nl.

Brief description of information published These are the notifications to the AFM of the items listed against the same dates in section 1 of this update (except for share disclosures)	Date of publication
Report of foreign issuer x2	30/03/2011
Report of foreign issuer	31/03/2011
Report of foreign issuer x2	11/04/2011
Report of foreign issuer x2	20/04/2011
Report of foreign issuer	26/04/2011
Report of foreign issuer	05/05/2011
Report of foreign issuer	16/05/2011
Report of foreign issuer	17/05/2011
Report of foreign issuer	18/05/2011
Report of foreign issuer	25/05/2011
Report of foreign issuer	27/05/2011
Report of foreign issuer	31/05/2011
Report of foreign issuer	08/06/2011
Report of foreign issuer	09/06//2011
Report of foreign issuer	10/06//2011
Report of foreign issuer	14/06//2011
Report of foreign issuer	23/06/2011
Report of foreign issuer	30/06/2011
Report of foreign issuer	30/06/2011
Report of foreign issuer	01/07/2011
Report of foreign issuer	12/07/2011
Report of foreign issuer	15/07/2011
Report of foreign issuer	19/07/2011
Report of foreign issuer	29/07/2011
Report of foreign issuer	04/08/2011
Report of foreign issuer	19/08/2011
Report of foreign issuer	26/08/2011
Report of foreign issuer	31/08/2011
Report of foreign issuer	12/09/2011
Report of foreign issuer x2	19/09/2011
Report of foreign issuer	30/09/2011
Report of foreign issuer	25/10/2011
Report of foreign issuer	31/10/2011
Report of foreign issuer X2	02/11/2011
Report of foreign issuer	08/11/2011
Report of foreign issuer X2	21/11/2011
Report of foreign issuer	30/11/2011
Report of foreign issuer	08/12/2011
Report of foreign issuer X2	14/12/2011
Report of foreign issuer	15/12/2011
Report of foreign issuer	05/01/2012
Report of foreign issuer	19/01/2012
Report of foreign issuer X3	01/02/2012
Report of foreign issuer	06/02/2012
Report of foreign issuer	21/02/2012
Report of foreign issuer	22/02/2012
Report of foreign issuer	24/02/2012
Report of foreign issuer	24/02/2012
Report of foreign issuer	27/02/2012
Report of foreign issuer	29/02/2012
Report of foreign issuer	01/03/2012
Report of foreign issuer x2	15/03/2012

The Netherlands: Euronext Amsterdam N.V. ("Euronext")

The Company has submitted the filings listed below to Euronext and full details of these filings can be found at Euronext's website www.euronext.com.

Brief description of information published These are the notifications to Euronext Amsterdam N.V. of the items listed against the same dates in section 1 of this update (unless otherwise stated)	Date of publication
Report of foreign issuer x2	30/03/2011
Report of foreign issuer x2	31/03/2011
Report of foreign issuer x2	11/04/2011
Report of foreign issuer	13/04/2011
Report of foreign issuer x2	20/04/2011
Report of foreign issuer	26/04/2011
Report of foreign issuer	05/05/2011
Report of foreign issuer	06/05/2011
Report of foreign issuer	10/05/2011
Report of foreign issuer	16/05/2011
Report of foreign issuer	17/05/2011
Report of foreign issuer	18/05/2011
Report of foreign issuer	25/05/2011
Report of foreign issuer	27/05/2011
Report of foreign issuer	31/05/2011
Report of foreign issuer	01/06//2011
Report of foreign issuer	08/06/2011
Report of foreign issuer	14/06//2011
Report of foreign issuer	23/06/2011
Report of foreign issuer	30/06/2011
Report of foreign issuer	30/06/2011
Report of foreign issuer	01/07/2011
Report of foreign issuer	15/07/2011
Report of foreign issuer	19/07/2011
Report of foreign issuer	29/07/2011
Report of foreign issuer	04/08/2011
Report of foreign issuer	05/08/2011
Report of foreign issuer	10/08/2011
Report of foreign issuer	15/08/2011
Report of foreign issuer	19/08/2011
Report of foreign issuer	26/08/2011
Report of foreign issuer	31/08/2011
Report of foreign issuer	01/09/2011
Report of foreign issuer	07/09/2011
Report of foreign issuer	09/09/2011
Report of foreign issuer x2	12/09/2011
Report of foreign issuer x2	19/09/2011
Report of foreign issuer	27/09/2011
Report of foreign issuer	30/09/2011
Report of foreign issuer	07/10/2011
Report of foreign issuer	11/10/2011
Report of foreign issuer	25/10/2011
Report of foreign issuer	31/10/2011
Report of foreign issuer X2	02/11/2011
Report of foreign issuer	08/11/2011
Report of foreign issuer	10/11/2011
Report of foreign issuer X2	21/11/2011
Report of foreign issuer	23/11/2011
Report of foreign issuer	24/11/2011
Report of foreign issuer	25/11/2011
Report of foreign issuer	30/11/2011
Report of foreign issuer	08/12/2011
Report of foreign issuer	12/12/2011
Report of foreign issuer X2	14/12/2011
Report of foreign issuer	15/12/2011
Report of foreign issuer	16/12/2011
Report of foreign issuer	05/01/2012
Report of foreign issuer	10/01/2012
Report of foreign issuer	19/01/2012
Report of foreign issuer X3	01/02/2012
Report of foreign issuer	06/02/2012
Report of foreign issuer	10/02/2012
Report of foreign issuer	21/02/2012
Report of foreign issuer	22/02/2012
Report of foreign issuer	24/02/2012
Report of foreign issuer	24/02/2012
Report of foreign issuer	27/02/2012
Report of foreign issuer	29/02/2012
Report of foreign issuer	01/03/2012
Report of foreign issuer	02/03/2012
Report of foreign issuer	09/03/2012
Report of foreign issuer	15/03/2012

Luxembourg: Luxembourg Stock Exchange (www.bourse.lu)

The Company has submitted the filings listed below to the Luxembourg Stock Exchange and full details of these filings can be found at the Luxembourg Stock Exchange website www.bourse.lu.

Brief description of information published	Date of publication
Report of foreign issuer	01/12/2011
Report of foreign issuer	12/12/2011
Report of foreign issuer	02/02/2012
Report of foreign issuer	09/02/2012
Report of foreign issuer	15/03/2012

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Kate O'Neill

                                                                                                                                                 Name: Kate O'Neill

                                     Title: Managing Director
                                       Investor Relations

Date:  12 April, 2012